40-202A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

File No. 803-00194

06027051

APPLICATION FOR AN ORDER UNDER SECTION 202(a)(11)(F)
OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT")
DECLARING THE APPLICANT TO BE A PERSON
NOT WITHIN THE INTENT OF THE ADVISERS ACT

RFA Management Company, LLC

2801 Buford Highway
Suite 470
Atlanta, Georgia 30329
(404)-486-4622

Dated: February 21, 2006

Please direct all questions, communications, notices, and orders to:

Donald P. Carson
RFA Management Company, LLC
2801 Buford Highway
Suite 470
Atlanta, Georgia 30329
(404)-486-4622

David M. Mahle
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3417

Total Pages: 1

TABLE OF CONTENTS

Page

I. INTRODUCTION

RFA Management Company, LLC, a Georgia limited liability company ("RFA" or the "Applicant"), hereby submits this Application (the "Application") for an Order under Section 202(a)(11)(F) of the Investment Advisers Act of 1940, as amended (the "Act"), declaring RFA to be a person not within the intent of the Act. RFA is a limited service "family office" that manages investments and performs incidental services exclusively for the Estate of O. Wayne Rollins and his spouse, their lineal descendants and the spouses of such descendents (collectively, the "Family"), as well as trusts, private foundations and other entities that are operated exclusively for the benefit of the Family and/or charitable organizations (the "Related Entities" and, together with the members of the Family, the "Clients").

II. BACKGROUND INFORMATION CONCERNING THE FAMILY AND RFA

A. HISTORY AND OWNERSHIP

O. Wayne Rollins created the predecessor organization to RFA in 1978 and RFA specifically in 2003 to centralize and coordinate investment management and incidental services for the Family and the Related Entities. RFA is owned exclusively by members of the Family.

B. CLIENTS

The universe of RFA's current and prospective clients is very limited. The Family consists of only the Estate of O. Wayne Rollins and his spouse, their lineal descendents and spouses of such lineal descendents. All of the Related Entities are (i) controlled exclusively by members of the Family, the trustees of the Family Trusts, who may be independent trustees acting as such or by RFA, (ii) maintained for the exclusive benefit of members of the Family and/or charitable entities (either directly or through other Related Entities) or (iii) are owned exclusively by members of the Family, or charitable organizations.

RFA does not advertise, use any person to solicit clients or hold itself out to the public as an investment adviser. RFA will not accept new clients other than members of the Family and Related Entities.

C. SERVICES

As discussed in greater detail below, RFA (i) provides investment management services to Clients, (ii) assists Clients with cash management, record-keeping and tax planning and (iii) engages third-party service providers to perform "back office" services for Clients.

RFA's investment management services consist of (i) evaluating the performance and strategies of third-party investment managers, (ii) assisting members of the Family in selecting those managers that it determines to be appropriate for Clients, (iii) recommending managers to Clients and (iv) monitoring the performance of managers and making recommendations regarding the disposition of managers. From time to time, RFA employs third-party consultants to review and recommend outside managers.

RFA performs investment management services either directly or as the manager of Related Entities whose members consist exclusively of Clients (the "Investment Funds"). RFA created the Investment Funds to enable the Family and the Related Entities to pool their assets to achieve economies of scale, access investments with minimum contribution requirements that otherwise could not be met and generally invest the Family's and the Related Entities' capital more efficiently.

RFA also ensures that each Client's available cash matches its cash needs; maintains asset performance records; prepares reports in various formats to meet the requests of various members of the Family and Related Entities; and develops tax strategies for the assets under its management. RFA meets with members of the Family, both in their individual capacities and in their capacities as officers or Family fiduciary of Related Entities, to review investment performance, recommend asset allocations, monitor spending levels and ensure that cash is available as needed for personal use, tax payments, distributions and grants to charity.

Centralizing investment management at RFA is particularly cost effective for the Family and the Related Entities because of RFA's deep involvement exclusively with the Family. RFA's employees know the members of the Family personally, and know the "big picture" of expected inheritances, all currently available assets and possible Family sources of charitable giving. RFA could not possibly offer this level of confidential, personalized expertise to the public, and it has no intention to do so.

RFA limits its services to those described above. It does not provide the personal services offered by some family offices, such as hiring household employees, arranging car maintenance, etc. RFA does provide tax filing services associated with household employee activities, provides investment education to Family members and conducts meetings that encourage communication and cooperation among Family members that ultimately supports and maintains the benefits of collective investment and asset management.

RFA's employees devote substantially all of their time to the activities of RFA described above.

D. COMPENSATION

RFA is paid fees from and holds profits interests in various Related Entities. Historically, RFA has recovered its direct and overhead expenses and generated a small profit, but depending on the actual facts of operation, RFA can generate profit or loss in any year of operation. As the owners of RFA, Clients either derive the benefit of RFA profits or are responsible for funding its losses.

III. REQUEST FOR AN ORDER

Section 202(a)(11) of the Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. RFA's activities appear to fall within the definition of investment adviser.

Section 203(b) of the Act provides for the following exceptions from registration under Section 203(a), none of which apply to RFA:

(1) The first exception for "intrastate" investment advisers is not available to RFA because not all of RFA's Clients are residents of Georgia where RFA has its principal place of business. In addition, RFA does not intend to limit its investment management activities to unlisted securities because RFA believes such a restriction would be inconsistent with its fiduciary obligations to manage the assets of the Family and Related Entities in a prudent manner.

(2) The second exemption does not apply because the RFA clients are not all insurance companies.

(3) The exception for "private" investment advisers also is not available to RFA because the Family's Related Entities, each of which generally must be counted as a separate client, may bring RFA's list of clients to substantially more than fourteen.

(4) The fourth exception is not available to RFA because it is neither a charitable organization, as defined in Section 3(c)(10)(B) of the Investment Company Act of 1940, nor a trustee, director, officer, employee or volunteer of such a charitable organization.

(5) The fifth exception is not available to RFA because it is not a plan described in Section 414(e) of the Internal Revenue Code of 1986, a person or entity eligible to establish and maintain such a plan, or a trustee, director, officer or employee of or volunteer of any such plan or person.

(6) The sixth exception is not available to RFA because it is not a commodity trading adviser registered with the Commodity Futures Trading Commission.

(7) Finally, because RFA has assets under management of not less than $25,000,000, RFA is not prohibited from registering with the SEC under Section 203A(a) of the Act.

Although none of these exceptions is available, requiring RFA to register under Section 203(a) of the Act would not advance the public interest and is inconsistent with the purposes of the Act for the following reasons: (i) RFA does not hold itself out to the public as an investment adviser, (ii) as a "family office," RFA provides services other than those traditionally provided by investment advisers and (iii) RFA is owned entirely by the Clients. Therefore, RFA requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring it not to be a person within the intent of the Act.

IV. DISCUSSION

A. RFA DOES NOT HOLD ITSELF OUT AS AN INVESTMENT ADVISER

RFA does not hold itself out to the public as an investment adviser. RFA is not listed in the phone book or any other directory as an investment adviser and does not engage in any advertising. RFA does not attend investment management-related conferences as a vendor, and does not conduct any marketing activities. RFA will not solicit or accept any client (either retail or institutional) that is not a member of the Family or a Related Entity. RFA does not believe that members of the general investing public are aware that RFA exists or are aware of its activities.

B. RFA PROVIDES SERVICES OTHER THAN THOSE TRADITIONALLY PROVIDED BY INVESTMENT ADVISERS

In addition to investment management services, RFA (i) assists Clients with cash management, record-keeping and tax planning and (ii) provides education and family meetings and (iii) engages third-party service providers to perform "back office" services such as accounting, reporting, fee payment and tax return preparation. The compensation that Clients pay to RFA include payment for these non-advisory services. RFA's advisory activities are consistent with the function of a "family office" serving the needs of the Family.

C. THERE IS NO PUBLIC INTEREST IN REQUIRING RFA TO BE REGISTERED UNDER THE ACT

RFA is a private office that was formed to be the "family office" for the Family and the Related Entities. There are no public clients such as retail or institutional investors. RFA's services are tailored exclusively to the needs of the Family and the Related Entities, not to the needs of the retail public. Additionally, RFA never has solicited, does not plan to solicit, and would not accept, clients from the retail public. The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. Because RFA will not advise the public, there is no need to apply the Act to RFA's activities.

Not requiring RFA to register under the Act would also serve to protect the financial privacy and safety of members of the Family. The Family is occasionally in the public's eye because of its active charitable and public involvement. However, the Family has never disclosed more about its aggregate wealth or business activities than is required by law. Complying with the requirements of Form ADV, Part I would severely compromise the Family's efforts to maintain its privacy.

V. PRECEDENT

The relief requested in this Application is substantially similar to that granted by the Securities and Exchange Commission (the "Commission") in at least five recent instances: In the Matter of Parkland Management Company, L.L.C., Investment Advisers Act Release Nos. IA-2362 (February 24, 2005) (Notice) and IA-2369 (March 25, 2005) (Order) (limited liability company owned by a single family that furnished "family office" services to the family and to entities owned by and for the benefit of the family and/or certain related charitable entities); In the Matter of Longview Management Group LLC, Investment Advisers Act Release Nos. IA-2008, 803-142 (January 3, 2002) (Notice) and IA-2013 (February 7, 2002) (Order) (limited liability company and registered investment adviser, the ownership interest of which was held by a trust whose ultimate beneficiaries were the members of a single family, that furnished services, including "family office" services, to the same family and to entities owned by and for the benefit of the same family); In the Matter of Kamilche Company, Investment Advisers Act Release Nos. IA-1958, 803-162 (July 31, 2001) (Notice) and IA-1970 (August 27, 2001) (Order) (holding corporation whose stock was owned directly by or for the exclusive benefit of members of a single family and that, in part, furnished services, including "family office" services, to the same family and to entities created by and for the sole benefit of the same family); In the Matter of Bear Creek Inc., Investment Advisers Act Release Nos. 1931 (March 9, 2001) (Notice) and 1935 (April 4, 2001) (Order) (corporation formed by a limited liability company controlled by a single family to serve as the trustee for trusts created by and for the benefit of the members of the same family, and that provided services to the trusts for the benefit of the same family); and In the Matter of Moreland Management Company, Investment Advisers Act Release Nos. 1700, 803-130 (February 12, 1998) (Notice) and 1706 (March 10, 1998) (Order) (corporation, all of the outstanding stock of which was held in trust for the benefit of members of a single family, that served as the "family office" for the family and furnished services to the trust for the benefit of the same family and to entities created by the same family to serve as vehicles for investments).

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-4(b) under the Act, five copies of this Application are being filed with the Commission, including one copy that has been executed by an officer of the Applicant. The Applicant desires that the Application become effective without a hearing pursuant to Rule 0-5 under the Act. Pursuant to Rule 0-4(f) under the Act, the Applicant's address is indicated on the first page of this Application.

The Applicant requests that the Commission direct all written or oral questions, communications, notices and orders concerning this Application to:

Donald P. Carson
RFA Management Company, LLC
2801 Buford Highway
Suite 470
Atlanta, Georgia 30329
(404)-486-4622

David M. Mahle
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3417

Pursuant to Rule 0-4(c)(1) and Rule 0-4(c)(2) under the Act, all requirements for the execution and filing of this Application on behalf of the Applicant have been complied with in accordance with the Certificate of Formation and Limited Liability Company Agreement of the Applicant, and the undersigned officer of the Applicant is fully authorized to execute this Application under such documents. The Applicant has adopted the Manager Resolutions attached hereto as Exhibit A authorizing the filing of this Application. The verification required by Rule 0-4(d) under the Act is attached hereto as Exhibit B, the brief statement of the grounds for this Application required by Rule 0-4(e) is contained in Section III above, and the Proposed Notice of the proceeding initiated by the filing of this Application required by Rule 0-4(g) under the Act is attached hereto as Exhibit C.

VII. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicant requests that the Commission issue an Order under Section 202(a)(11)(F) of the Act declaring the Applicant to be a person not within the intent of the Act. The Applicant submits that the Order is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

AUTHORIZATION AND SIGNATURE

All requirements of the Certificate of Formation and Limited Liability Company Agreement of RFA Management Company, LLC (the "*Applicant*") have been complied with in connection with the execution and filing of this Application (the "*Application*"). The Applicant, by resolutions duly adopted by its Manager as of FEBRUARY 20, 2006 (a certified copy of which are attached as Exhibit A to this Application) has authorized the making and filing of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

The Applicant has caused the undersigned to sign this Application on its behalf in the County of DeKalb, State of Georgia, on this 21st day of February, 2006.

RFA MANAGEMENT COMPANY, LLC

By: [signature]
Name: DONALD P. CARSON
Title: GENERAL MANAGER

Attest:

[signature]

NYI-2243458v4

EXHIBIT A

RFA MANAGEMENT COMPANY, LLC

The undersigned hereby certifies that he is the General Manager of RFA Management Company, LLC, and further certifies that the following resolutions were duly adopted by the Manager of RFA Management Company, LLC on February 20, 2006, and are still in full force and effect:

RESOLVED, that the General Manager of RFA Management Company, LLC be authorized to prepare and execute on behalf of RFA Management Company, LLC, and to file with the Securities and Exchange Commission (the "*Commission*") pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940, as amended (the "*Act*"), or such other sections thereof or rules thereunder as may be necessary or appropriate, an application or applications for an exemptive order or orders declaring RFA Management Company, LLC to be a person not within the intent of the Act; and

FURTHER RESOLVED, that the General Manager of RFA Management Company, LLC be hereby authorized to file with the Commission such application or applications, and any amendments thereto, in such form as the General Manager deems necessary or appropriate, and to do any and all things necessary or proper under the Act or under any other federal or state securities law or regulation, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by the General Manager to be necessary or proper.

IN WITNESS WHEREOF, I hereunto set my hand, this 21st day of February, 2006.

By: [signature]
Name: DONALD P. CARSON
Title: GENERAL MANAGER

UNANIMOUS CONSENT OF BOARD OF DIRECTORS OF LOR, Inc.

As of February 20, 2005

The undersigned, constituting all of the Members of the Board of Directors of LOR, Inc. (the "Company"), do hereby consent to and approve the following resolutions and hereby direct that this Consent be filed in the minute book of the Company.

Background

WHEREAS, the Company is the Manager of RFA Management Company, LLC ("RFA");

WHEREAS, the Company desires to submit that certain application for an order under Section 202 (a)(11)(F) of the Investment Advisors Act of 1940 declaring that RFA to be a person not within the intent of the 1940 Act (the "Application");

WHEREAS, in connection with the Application, RFA is required to execute certain documents related to the Application, including without limitation those authorizations, consents and representations related to the Application (the "Documents"); and

WHEREAS, the undersigned believe that the Application is in the best interest of the RFA and the Company.

Approval of Applications

FURTHER RESOLVED, that the Application is hereby ratified, approved and authorized in all respects;

FURTHER RESOLVED, that Donald P. Carson ("Carson") is authorized and directed to execute and deliver any and all authorizations, consents and representations required of the Company and RFA to consummate the Application; and

FURTHER RESOLVED, that Carson is authorized, empowered and directed, on behalf of and in the name of the Company to execute, deliver and perform any and all documents contemplated by, prepared in connection with, or required for, the consummation of the Application to which the Company or RFA is a party, including, and to take any and all actions, as the Manager shall deem necessary, desirable or appropriate in order to consummate the Application and to effectuate the foregoing resolutions, the taking of such action or execution of such document being conclusive evidence that such executing party deemed the taking of such action or execution of such document as necessary, desirable or appropriate.

General Authority

RESOLVED, that Carson is authorized, empowered and directed, on behalf of and in the name of the Company and RFA to take or cause to be taken all such further actions, to execute, deliver and file or cause to be executed, delivered and filed all such further instruments, agreements, amendments, documents, certificates, applications, notices and undertakings and to incur and pay all such necessary fees and expenses as in their respective judgments shall be necessary, proper or reasonable to carry out the Application contemplated herein and to carry into effect the purpose and intent of any and all of the foregoing resolutions, the taking of such action or execution of such document being conclusive evidence that such executing officer deemed the taking of such action or execution of such document as necessary, desirable or appropriate; and

FURTHER RESOLVED, that all actions heretofore taken by the Company connection with the foregoing resolutions are hereby approved, ratified and confirmed in all respects.

IN WITNESS WHEREOF, the undersigned have executed this Consent effective as of the date first above written.

DIRECTORS of LOR, Inc:

R. Randall Rollins

Gary W. Rollins

Donald P. Carson

reasonable to carry out the Application contemplated herein and to carry into effect the purpose and intent of any and all of the foregoing resolutions, the taking of such action or execution of such document being conclusive evidence that such executing officer deemed the taking of such action or execution of such document as necessary, desirable or appropriate; and

FURTHER RESOLVED, that all actions heretofore taken by the Company connection with the foregoing resolutions are hereby approved, ratified and confirmed in all respects.

IN WITNESS WHEREOF, the undersigned have executed this Consent effective as of the date first above written.

DIRECTORS of LOR, Inc:

____

R. Randall Rollins

____

Gary W. Rollins

____

Donald P. Carson

EXHIBIT B

VERIFICATION

STATE OF GEORGIA)
) ss:
COUNTY OF DeKalb)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated February 21, 2006 (the "*Application*"), for and on behalf of RFA Management Company, LLC (the "*Company*"); that he is the General Manager of the Company; and that all actions by managers and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

RFA MANAGEMENT COMPANY, LLC

By: [signature]
Name: DONALD P. CARSON
Title: GENERAL MANAGER

On the 21 day of February, 2006, before me, Annie S. Kuykendall, the undersigned Notary Public, personally appeared Donald P Carson, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged that he executed it.

Witness my hand and official seal.

[signature]

PROPOSED NOTICE OF APPLICATION

Securities and Exchange Commission

Release No. 1A [ ]

RFA Management Company, LLC; Notice of Application

__________ ___, 2006

Agency: Securities and Exchange Commission ("SEC"); Notice of Application

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: RFA Management Company, LLC ("Applicant").

Relevant Advisers Act Sections: Exemption requested under section 202(a)(11)(F) from section 202(a)(11).

Summary of Application: Applicant requests an order declaring it to be a person not within the intent of section 202(a)(11), which defines the term "investment adviser."

Filing Dates: The application was filed on February [ ], 2006.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on [insert date 30 days after noticed] and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 Fifth Street, NW, Washington, D.C. 20549. Applicant, RFA Management Company, LLC, 2801 Buford Highway, Suite 470, Atlanta, Georgia 30329

For Further Information Contact: [ ] (Division of Investment Management, Office of Investment Adviser Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch.

Applicant's Representations:

1. Applicant, a Georgia limited liability company, is a limited service "family office" that manages investments and performs incidental services exclusively for the estate of O. Wayne Rollins and his spouse, then lineal descendants and the spouses of such descendents (collectively, the "Family"), as well as trusts, private foundations and other entities that are operated exclusively for the benefit of the Family and/or charitable organizations (the "Related Entities" and, together with the members of the Family, the "Clients"). Applicant is owned exclusively by members of the Family.

2. Applicant (i) provides investment management services to Clients, (ii) assists Clients with cash management, record-keeping and tax planning and (iii) engages third-party service providers to perform "back office" services for Clients. Applicant's investment management services consist of (i) evaluating the performance and strategies of third-party investment managers, (ii) assisting members of the Family in selecting those managers that it determines to be appropriate for Clients, (iii) recommending managers to Clients and (iv) monitoring the performance of managers and making recommendations regarding the disposition of managers. From time to time, Applicant employs a third-party consultant to review and recommend outside managers.

3. Applicant is paid fees from and holds profits interests in various Related Entities. Historically, RFA has recovered its direct and overhead expenses and generated a small profit. As the owners of RFA Clients either derive the benefit of RFA profits or are responsible for funding its losses, but depending on the actual facts of operation RFA can generate profits or loss in any year of operation.

4. Applicant represents that it does not hold itself out to the public as an investment adviser. Applicant represents that it is not listed in the phone book or any other directory. Applicant does not engage in any advertising, attend any investment management-related conferences as a vendor, or conduct any marketing activities whatsoever.

5. Applicant represents that it has no public retail or institutional clients, and has never solicited, and does not plan to solicit or accept clients from the retail or institutional investing public. Applicant further represents that its sole purpose is to serve as a "family office" for the Family, and at no time will it seek or accept investment advisory clients other than lients.

Applicant's Legal Analysis:

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities ...." Section 202(a)(11)(F) of the Advisers Act authorizes the SEC to exclude from the definition of "investment adviser" persons that are not within the intent of section 202(a)(11).

2. Section 203(a) of the Advisers Act requires investment advisers to register with the SEC. Section 203(b) of the Advisers Act provides exemptions from this registration requirement.

3. Applicant asserts that it does not qualify for any of the exemptions provided by section 203(b). Applicant also asserts that it is not prohibited from registering with the SEC under Section 203A(a) because it has assets under management of not less than $25,000,000.

4. Applicant requests that the SEC declare it to be a person not within the intent of section 202(a)(11). Applicant states that there is no public interest in requiring it to be registered under the Advisers Act. Applicant states that it is a private organization that was formed to be the "family office" for the Family. Applicant represents that all of its clients are either members of the Family or are entities created by or for the benefit of the Family. Applicant states that it has no public clients in the sense of retail or institutional investors, and that it has no plans to solicit or accept clients from the retail or institutional public. Applicant also states that it does not hold itself out to the public as an investment adviser, does not engage in any advertising, or attend investment management-related conferences as a vendor or conduct any marketing activities. Applicant asserts that serving as the "family office" for the Family has been, is, and will continue to be the sole purpose for its existence and operation.

For the SEC, by the Division of Investment Management, under delegated authority.

Margaret H. McFarland
Deputy Secretary